MK

14047716

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH, DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bass Creek Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 S. 3rd St W
(No. and Street)

Missoula (City) MT (State) 59801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card Palmer
(Name – *if individual, state last, first, middle name*)

4545 Hinckley Parkway (Address) Cleveland (City) OH (State) 44109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Charles Rial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bass Creek Advisors, Ltd, as of December 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member & Executive Representative

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL
JENNIFER SMITH
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, Montana
My Commission Expires
December 19, 2015

JURAT

State of Montana

County of Missoula

Subscribed and sworn/affirmed to before me this 22 day of February 20 13, by Charles M Rial

Notary Public

My Commission Expires: 12-19-2015

BASS CREEK ADVISORS, LTD.
(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013 AND 2012

Card Palmer
Certified Public Accountants

BASS CREEK ADVISORS, LTD.

(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013 AND 2012

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

CONTENTS

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bass Creek Advisors, Ltd.
Missoula, Montana

We have audited the accompanying financial statements of Bass Creek Advisors, Ltd. (an Ohio Limited Liability Company), which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of income and members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedure to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bass Creek Advisors, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 8 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in related to the financial statements as a whole.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 24, 2014

FINANCIAL STATEMENTS

BASS CREEK ADVISORS, LTD.
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS:		
Cash and cash equivalents	$ 29,299	$ 13,583
Accounts receivable	8,435	18,222
TOTAL ASSETS	$ 37,734	$ 31,805

LIABILITIES AND MEMBERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accounts payable	$ -	$ 284
MEMBERS' EQUITY	37,734	31,521
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 37,734	$ 31,805

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
FEE INCOME	$ 247,500	$ 270,000
EXPENSES:		
Management fees to members	219,418	272,062
Legal, professional and regulatory fees	9,760	11,752
Travel related expenses	74,364	78,391
Printing and reproduction	1,896	22,289
Office expenses	7,868	4,894
Total expenses	313,306	389,388
LOSS FROM OPERATIONS	(65,806)	(119,388)
OTHER INCOME:		
Interest income	-	8
Reimbursed expenses	72,019	106,145
Total other income	72,019	106,153
NET INCOME (LOSS)	6,213	(13,235)
MEMBERS' EQUITY, BEGINNING OF YEAR	31,521	44,756
MEMBERS' EQUITY, END OF YEAR	$ 37,734	$ 31,521

The accompanying notes are an integral part of the financial staetments.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 6,213	$ (13,235)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase (decrease) in operating assets	9,787	(2,141)
Decrease in operating liabilities	(284)	(10,235)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	15,716	(25,611)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,583	39,194
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,299	$ 13,583

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1. NATURE OF OPERATIONS

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission (SEC) as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer's, pursuant to Rule 1014. The Company acts as a placement agent for private equity and hedge fund shares to qualified U.S. institutions and accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk

The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management fees to members

Management fees to members are intended as reasonable compensation for services rendered and are accounted for as a Company expense rather than an allocation of Company net income.

3. DEFINED BENEFIT PLAN

The Company participates in a multi-employer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2013 and 2012.

4. AGREEMENT

The Company is currently working under an agreement with a private equity fund manager to act as its placement agent. The agreement calls for a monthly retainer of $22,500 to be paid through November 2013 plus additional fees to be paid at fund closing based upon performance of the Company. As of December 31, 2013 the private equity fundraising has not had its final close and no therefore success fee is owed to the Company. Total retainer fees received in 2013 and 2012 were $247,500 and $270,000 respectively.

The private equity fund also reimburses the Company for allowed out-of-pocket expenses. These reimbursements are shown as Reimbursed Expenses on the Statements of Income.

5. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

The Company has adopted guidance, as required by the Income Taxes Topic of the FASB Accounting Standards Codification regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company records related interest expenses and penalties, if any, as a tax expense, consistent with this guidance. The Company's open audit periods are for the tax years ended December 31, 2010 through December 31, 2013. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Members' equity	$	37,734
Deductions and/or charges:		
Non allowed assets		(8,435)
Net capital before haircuts on securities positions		29,299
Less haircuts applicable to certificate of deposit		(1)
Net Capital	$	29,298
Aggregate Indebtedness	$	-
Minimum Net Capital Required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	24,298
Percentage of Aggregate Indebtedness to Net Capital		0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II-A of Form X-17A-5, as of December 31, 2013.

See independent auditors' report

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(i)

To the Members of
Bass Creek Advisors, Ltd.
Missoula, Montana

In planning and performing our audit of the financial statements of Bass Creek Advisors, Ltd. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exits when the design or operation of a control does not allow management, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatement on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control structure was for the limited purposes described in the first and second paragraph and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Card, Palmer, Sibbison & Co.

Card, Palmer, Sibbison & Co.
Cleveland, Ohio
February 24, 2014